Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated November 14, 2019

To the Prospectus dated February 23, 2017

Registration Statement No. 333-216211

Moody’s Corporation

Pricing Term Sheet

November 14, 2019

Issuer:	Moody’s Corporation
Trade Date:	November 14, 2019
Settlement Date:	November 25, 2019 (T+7)
Ratings:*	BBB+ by Standard & Poor’s Rating Services BBB+ by Fitch Ratings

0.950% Senior Notes due 2030 (the “Notes”)

Principal Amount:	€750,000,000
Maturity Date:	February 25, 2030
Coupon:	0.950%
Public Offering Price:	99.642%
Yield to Maturity:	0.987%
Benchmark:	DBR 0.000% due August 15, 2029
Benchmark Yield:	-0.337%
Spread to Benchmark:	+ 132.4 basis points
Mid-Swap Yield:	0.087%
Re-Offer Yield:	0.987%
Re-Offer Spread to Mid-Swaps:	+ 90 basis points
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Business Day Convention:	Each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York or the City of London are generally authorized or obligated by law or executive order to be closed and is a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.
Interest Payment Dates:	Annually on each February 25, commencing on February 25, 2020
Make-whole Call:	Callable at any time prior to November 25, 2029 (3 months prior to the Maturity Date) at the greater of par and the make-whole redemption price (Comparable Government Bond plus 20 basis points) plus accrued and unpaid interest, if any.
Par Call:	Callable on or after November 25, 2029 (3 months prior to the Maturity Date) plus accrued and unpaid interest, if any.
Change of Control:	If there is a change of control triggering event, each holder of notes may require Moody’s Corporation to repurchase some or all of its notes at a purchase price equal to 101% of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest up to, but not including, the repurchase date.
CUSIP/ISIN/Common Code:	615369AR6 / XS2010038227 / 201003822

Expected Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange and expects trading in the Notes to begin within 30 days of their issuance.
Denominations:	€100,000 x €1,000
Joint Book-Running Managers:	Citigroup Global Markets Limited J.P. Morgan Securities plc Merrill Lynch International
Co-Managers:

Barclays Bank PLC

Citizens Capital Markets, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

MUFG Securities EMEA plc

PNC Capital Markets LLC

Scotiabank Europe plc

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

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*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

MiFID II professionals/ECPs-only / No PRIIPs KID – in the European Economic Area (EEA), the manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

It is expected that delivery of the Notes will be made to investors on or about November 25, 2019, which will be the seventh business day following the date of pricing of the Notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes will initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited at +1-800-831-9146; J.P. Morgan Securities plc at +1-212-834-4533; or Merrill Lynch International at +1-800-294-1322.

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